

September 8, 2011

<u>Via Facsimile</u>
Guixiong Qiu, CEO
Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People's Republic of China 510627

> **Re:     Tanke Biosciences Corporation**
> **Item 4.02 Form 8-K**
> **Filed August 8, 2011**
> **File No. 000-53529**

Dear Mr. Qiu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K filed August 8, 2011</u>

1.    We have considered your response to our prior comments regarding the nature of your financial statement presentation. In addition to the financial statements for Guangzhou Tanke Industry Co., Ltd. ("Guangzhou Tanke") for the fiscal years ended December 31, 2010 and 2009, we note that you have revised your filings to present financial statements for China Flying Development Ltd. ("China Flying") for the fiscal years ended December 31, 2010 and 2009 and for the interim periods ended June 30, 2011 and 2010. However, in order to provide the most meaningful financial statement presentation, it appears that the following comparative financial statements should be presented in your registration statement and related Exchange Act filings:

- Audited financial statements for Guangzhou Tanke for the fiscal years ended December 31, 2010 and 2009;
- Financial statements for Tanke Biosciences Corporation ("Tanke Biosciences") for the most recently completed interim period (i.e., the six month period ended June 30, 2011), reflecting the consolidated results of operations and cash flows of China Flying and its predecessor, Guangzhou Tanke, for the period prior to February 9, 2011 as a result of accounting for the share exchange agreement with Greyhound Commissary, Inc. ("Greyhound") as a reverse acquisition;
- Statements of operations and cash flows for Guangzhou Tanke, the predecessor of both China Flying and Tanke Biosciences, for the comparable interim period (i.e., the six month period ended June 30, 2010);
- Management's discussion and analysis of financial condition and results of operations for each period for which financial statements are provided; and
- Pro forma statements of operations for the fiscal year ended December 31, 2010 and for the most recently completed interim period (i.e., the six month period ended June 30, 2011).

In this connection, please provide a footnote explaining the nature of your financial statement presentation (i.e., to show comparative financial information) in the context of the underlying series of transactions (i.e., the share exchange agreement with Greyhound, the contractual arrangements between Guangzhou Tanke and Guangzhou Kanghui Agricultural Technology Co., Ltd., and the call option agreement between the shareholders of Guangzhou Tanke and Wong Kwai Ho).

2. We reissue prior comment three. Please provide a written statement by the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief

cc:     Evan L. Greebel
        Katten Muchin Rosenman LLP
        Fax: (212) 894-5883